BlackRock MuniEnhanced Fund, Inc.

FILE #811-05739

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
5/18/07	MIAMI-DADE CNTY FLA AVIATION REV	600,000,000	7,900,000

UBS Investment Bank; Citigroup Global Markets Inc.; Morgan Stanley & Co. Incorporated; Ramirez & Co., Inc.; Siebert Brandford Shank & Co. LLC; Banc of America Securities LLC; Butler Wick & Co., Inc.; Estrada Hinojosa & Company, Inc.; Goldman, Sachs & Co.; Jackson Securities, LLC; Loop Capital Markets, LLC; Merrill Lynch & Co.; M.R. Beal & Company; Rice Financial Products Company

7/13/2007	Puerto Rico Sales Tax Financing Corp.	2,667,603,528	700,000

Goldman, Sachs & Co., Lehman Brothers A.G. Edwards & Sons, Inc.,Banc of America Securities LLC, BBVAPR MSD, Bear, Stearns & Co. Inc., Citigroup Global Markets Inc., First Albany Capital Inc., J.P. Morgan Securities, Inc., Loop Capital Markets, Merrill Lyn